FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2011.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Update on Damages Caused by Floods in Thailand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 21, 2011, in Kyoto, Japan

Update on Damages Caused by Floods in Thailand

Nidec Corporation (NYSE: NJ) (the “Company”) announced today an update as of October 21, 2011 on flood damages to Nidec Group companies in Thailand. No damages to the Company’s employees have been reported so far.

The Company plans to lay out an operation schedule for the currently inoperative factories based on changes in the situation. The exact amount of damage and the effect of the floods on the Company’s performance are being assessed currently. We will continue to report on any actual or potential impact on the Company’s business performance in a prompt manner.

Company	Factory	Location	Products	Status
Nidec Electronics (Thailand) Co., Ltd.	Rangsit Factory	Pathumthani Province	Hard disk drive (“HDD”) motors	Not inundated, but operations temporarily suspended. Preparations to resume operations underway.
	Bangkadi Factory	Bangkadi Industrial Park, Pathumthani Province		Factory precinct partially inundated and operations temporarily suspended.
	Rojana Factory	Rojana Industrial Park Ayutthaya Province		Property inundated and operations suspended. Evacuation orders issued across the Industrial Park.
Nidec Precision (Thailand) Co., Ltd.	Rojana Factory	Rojana Industrial Park Ayutthaya Province	HDD motor components
	Ayutthaya Factory	Wangnoi District Ayutthaya Province		Factory precinct partially inundated and operations temporarily suspended.
Nidec Component Technology (Thailand) Co., Ltd.	Saraburi Factory	SIL Industrial Land Saraburi Province	HDD base plates	No damages detected and operations remain normal.
	Bang Pa-In Factory	Bang Pa-In Industrial Estate Ayutthaya Province		Property inundated and operations suspended.
Shibaura Electronics (Thailand) Co., Ltd."	―	Bangkadi Industrial Park, Pathumthani Province	Home appliance motors	Factory precinct partially inundated and operations temporarily suspended.
Nidec Copal (Thailand) Co., Ltd.	―	Nava Nakorn Industrial Estate, Pathumthani Province	Camera shatters Lens units	Factory precinct partially inundated and operations temporarily suspended.
Nidec-Read (Thailand) Co., Ltd.	―	Chachoengsao Province	Inspection fixtures	No damages detected and operations remain normal.

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